BY EDGAR AND FEDERAL EXPRESS

October 29, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 29, 2019

File No. 333-231981

Dear Ms. Lam:

By letter dated August 8, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on June 29, 2019.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s August 8, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 2 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.  A copy of the amended Registration Statement, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Registration Statement reflects some corrections or clarifications to selected passages of the original Registration Statement.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.October 29, 2019

United States Securities and Exchange CommissionPage 2 of 7

Amendment No. 1 to Form S-1 File July 29, 2019

Employees, page 39

1.We note your revised disclosure in response to comment 6. We reissue comment 6.  Please disclose the total number of employees, including executive officers, and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K. 501(b)(5) of Regulation S-K.

COMPANY RESPONSE

The disclosure cited by Staff has been revised to include the total number of employees, and the number of full-time time employees.

Intellectual Property Summary, page 66

2.We note your response to comment 10 that you have no formal agreement with IPN and no compensatory payments have been paid by the company to IPN. We reissue the comment, as we note that disclosure on page 92 reflects accrued benefits owed and cash advances owed to IPN. Please revise to clearly disclose the nature of the relationship between the company and IPN and the nature of any services provided and payments made to IPN. Similarly revise the related party transactions section.

COMPANY RESPONSE

The amounts reflected in the disclosure cited by Staff as owed to IPN in the amount of $78,223 are cash advances made to the Company’s subsidiary, Parallax Health Management, Inc. (“PHM”) for overhead expenses. As a result of IPN’s relationship with Paul R. Arena and Nathaniel T. Bradley, the Related Parties section on page 90 has been revised to include IPN as a related party.  However, no services were provided to the Company by IPN.  A table has been provided under the “Related Party Payable” section of Related Party Transactions to clearly identify the amounts owed for accrued benefits versus cash advance, and related cash payments to each related party for the year ended December 31, 2018 and the interim period ended June 30, 2019.

Executive Compensation, page 86

3.We note your response to comment 13 and reissue it in part. Based upon your response, the amounts included in the stock and option awards columns of the table are the valuations as of the grant date and then allocated in the year vested. Please revise to include the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Similarly revise the Directors' Compensation Table.

Parallax Health Sciences, Inc.October 29, 2019

United States Securities and Exchange CommissionPage 3 of 7

COMPANY RESPONSE

The Summary Compensation Table has been revised to include the aggregate grant date fair values of the stock and option awards.  Similarly, the Directors Compensation Table has been revised to reflect no awards granted during 2018 and 2017.

4.We note your response to comment 14 and reissue in part. We note that you have included accrued compensation including bonus compensation in the all other compensation table because it has been accrued. To the extent that the compensation was earned but deferred please include in the table for the compensation earned, such as salary or bonus and include appropriate footnote disclosure of the nature of the deferral. See Instruction 4 to Item 402(n) of Regulation S-K.

COMPANY RESPONSE

The Summary Compensation Table has been revised to include all earned compensation, with footnotes added disclosing the accrued and deferred portion of each category for the years presented.

5.Please revise the disclosure regarding the compensation of directors to discuss the formal compensation plan for directors adopted in January 2019.

COMPANY RESPONSE

The Director Compensation disclosure has been revised to include the information regarding the Director Compensation Plan adopted in January 2019.

Security Ownership of Certain Beneficial Owners and Management, page 89

6.We note that the common stock outstanding is as of May 30, 2019. Please update as of the most recent practicable date. See Item 403 of Regulation S-K.

COMPANY RESPONSE

The Beneficial Ownership Table has been revised to include holdings as of October 29, 2019.

7.We note that you have now included indirect ownership of holdings and made other revisions in response to comment 14. Please revise the summary compensation table consistent with Item 403 of Regulation S-K. For instance, we note that now you have included only 10,416,648 shares held by Montecito and then allocated the remaining to Mr. Winthrow III and Dr. Gorlach based upon their percentage ownership in Montecito. Please revise to reflect the entire amount beneficially owned by Montecito in the beneficial ownership table and then such entire amount should also be included in the beneficial ownership for Messrs. Winthrow III and Dr. Gorlach, since they are deemed to be beneficial owners. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. See Instruction 5 to Item 403 of Regulation S- K.

Parallax Health Sciences, Inc.October 29, 2019

United States Securities and Exchange CommissionPage 4 of 7

COMPANY RESPONSE

The Beneficial Ownership Table has been revised to reflect 100% of the shares held by Montecito BioSciences, Ltd. (“MBS”) as a beneficial owner. Mr. Withrow recently notified the Company that he has transferred his shares of MBS, as well as all other shares directly or indirectly owned or controlled by him to M. Katuska Sandoval, his spouse.  As a result, the Beneficial Ownership Table has been revised to indicate M. Katuska Sandoval as a beneficial owner.  Mrs. Sandoval and Dr. and Gorlach each disclaim beneficial ownership over the shares held by MBS except to the extent of their proportionate pecuniary interest therein.  Accordingly, only their proportionate shares of MBS are included in their individual share counts. In addition, the beneficial ownership table and footnotes have been revised to properly reflect the beneficial ownership shareholders as of October 29, 2019.

8.Based upon footnote one to the table, the percentage ownership is based upon the common stock outstanding, common stock underlying vested options and warrants and common stock underlying preferred stock and dividends. Please revise consistent with Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act.

COMPANY RESPONSE

The Beneficial Ownership Table has been revised to include all securities deemed outstanding pursuant to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act. Footnote 1 has also been revised to provide further clarification on the method of determining beneficial ownership shares.

9.Please include David Appell in the beneficial ownership table and in the officers and directors as a group. See Item 403(b) of Regulation S-K.

COMPANY RESPONSE

Mr. David Appell has been added to the Beneficial Ownership Table.

10.Disclose the control person(s) for Ionic Ventures LLC.

COMPANY RESPONSE

The control person for Ionic Ventures LLC, Mr. Brendan O’Neill, has been added to Footnote 8 of the Beneficial Ownership Table.

Certain Relationships and Related Transactions, page 90

11.Please revise the discussion of the accrued benefits and cash advances to provide the disclosure required by Item 404(a)(5) of Regulation S-K and for the time period required by Instruction 1 to Item 404.

Parallax Health Sciences, Inc.October 29, 2019

United States Securities and Exchange CommissionPage 5 of 7

COMPANY RESPONSE

The section cited by Staff has been expanded to provide the information required by Item 404(a)(5) of Regulation S-K, and to include the activity for the year ended December 31, 2018.  In addition, tables have been provided to clearly identify the amounts owed for accrued benefits, cash advances made to the Company, and related cash payments to each related party.  The disclosure has also been revised to indicate that the amounts are non-interest bearing.

Description of Indebtedness, page 93

12.We partially reissue comment 25. Please revise to clearly discuss any past defaults. We note Exhibit 10.40 referencing a prior default. Consider adding risk factor disclosure.

COMPANY RESPONSE

The section cited by Staff has been revised to include additional information on past defaults.  The Company has considered the risk factors, and has added past defaults to the content of the existing risk factor regarding the Company’s indebtedness beginning on page 15.

Recent Sales of Unregistered Securities, page 100

13.We partially reissue comment 26. Please name the persons or identify the class of persons to whom the securities were issued. See Item 701(b) of Regulation S-K. In addition, please briefly state the facts relied upon to make the exemption available. See Item 701(e) of Regulation S-K. Lastly, we note your reliance upon Rule 701. Please explain the availability of this exemption in light of Rule 701(b)(1).

COMPANY RESPONSE

The disclosures in the section cited by Staff have been expanded as needed to identify the person or class of persons to whom the securities were issued and the facts relied upon to make the applicable exemption available.

With regards to the exemption pursuant to Rule 701, the Company is currently a voluntary filer not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, and is therefore eligible to rely upon Rule 701 exemption. The Rule 701 disclosure under the “Shares Eligible for Future Sale” section has been revised to clarify the Company’s reporting status.

Exhibits

14.Please file the employment agreements for David Appell, Nathaniel T. Bradley and Calli R. Bucci. See Item 601(b)(10)(iii)(a) of Regulation S-K.

Parallax Health Sciences, Inc.October 29, 2019

United States Securities and Exchange CommissionPage 6 of 7

COMPANY RESPONSE

The employment agreement for David Appell has been filed as exhibits to the Company’s Form 10-Q for the quarter ended June 30, 2019, filed on October 23, 2019; and the employment agreements for Nathaniel T. Bradley and Calli R. Bucci have been included as exhibits to the Company’s Form 10-K/A, Amendment No. 2, for the year ended December 31, 2018, filed on October 21, 2019.

* * *

Apart from the foregoing responses to the Staff’s comments, the Financial Statements section has been updated 1) to restate the December 31, 2018, financial statements pursuant to the consolidated financial statements included in the 10-K/A filed on October 21, 2019; and 2) to replace the March 31, 2019, interim financial statement with the June 30, 2019, interim financial statements. In addition, the Company has made changes to update disclosures for March 31, 2019, to June 30, 2019, and other disclosures  to include activity through October 29, 2019.

The Company has also made the following changes to the shares being registered under this registration statement, as follows:

Item	Original Shares Being Registered	Increase (Decrease)	Amended Shares Being Registered
i.	3,827,991	55,445	3,833,436
ii.	2,333,330	(2,333,330)	0
iii.	3,200,000	0	3,200,000
iv.	24,000,000	1,500,000	25,500,000
Total	33,361,321	(777,885)	32,583,436

i. Increase resulting from 55,445 common shares underlying semi-annual dividends of 1,330 Series C Preferred shares earned on June 30, 2019, and paid in kind.

ii.Decrease resulting from 583,330 warrants retired by the holder in June 2019, and 1,750,000 warrants retired by the holder in October 2019.

iii.No change.

iv.Increase resulting from an additional 1,500,00 warrants granted, for a total of 13,500,000 common shares underlying the warrants.

Parallax Health Sciences, Inc.October 29, 2019

United States Securities and Exchange CommissionPage 7 of 7

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 2.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter